UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

VMware, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

928563402*

(CUSIP Number of Class of Securities)

Rashmi Garde, Esq.

Vice President and General Counsel

VMware, Inc.

3401 Hillview Avenue

Palo Alto, CA 94304

(650) 427-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications On Behalf of Filing Person)

Copies to:

Sharon Hendricks, Esq. Heller Ehrman LLP 275 Middlefield Road Menlo Park, CA 94025 (650) 324-7000	David R. Wilson, Esq. Heller Ehrman LLP 701 Fifth Avenue, Suite 6100 Seattle, WA 98104 (206) 447-0900

CALCULATION OF REGISTRATION FEE

Transaction Valuation**	Amount of Filing Fee***
$17,386,311	$683.28

*	Refers to Class A common stock underlying the options.
**	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s Class A common stock that may be eligible for exchange in the offer will be tendered pursuant to this offer. These options cover an aggregate of 4,310,525 shares of the issuer’s Class A common stock and have an aggregate value of $17,386,311 as of August 5, 2008, calculated based on a Black-Scholes option pricing model.
***	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 per $1,000,000 of the aggregate amount of the Transaction Valuation (or .00003930 of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $683.28

Form or Registration No.: Schedule TO-I

Filing Party: VMware, Inc.

Date Filed: August 11, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

SCHEDULE TO

(AMENDMENT NO. 3)

This Amendment No. 3 to Schedule TO amends and supplements the Schedule TO filed by VMware, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on August 11, 2008, as amended and supplemented by Amendment No. 1 thereto filed with the Securities and Exchange Commission on September 3, 2008 and Amendment No. 2 thereto filed with the Securities and Exchange Commission on September 8, 2008 (collectively, the “Schedule TO”), wherein the Company offered to exchange certain outstanding eligible option grants for new option grants, on the terms and subject to the conditions described in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated August 11, 2008 (the “Exchange Offer”).

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

The Exchange Offer expired at 2:00 p.m., Pacific Time, on Tuesday, September 9, 2008. Pursuant to the Exchange Offer, Eligible Optionholders tendered, and VMware accepted for cancellation, Eligible Options to purchase an aggregate of 4,098,975 shares of VMware’s Class A common stock from 1,083 participants, representing approximately 96% of the total shares of Class A common stock underlying options eligible for exchange in the Exchange Offer. On Wednesday, September 10, 2008, VMware granted New Options to Eligible Optionholders to purchase an equal number of shares of Class A common stock in exchange for the cancellation of the tendered Eligible Options. The exercise price per share of the New Options granted in the Exchange Offer is $33.95, the closing price of VMware’s Class A common stock as reported by the New York Stock Exchange on September 10, 2008, the grant date of the New Options.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VMWARE, INC.

By:	/s/ Rashmi Garde
Name:	Rashmi Garde
Title:	Vice President and General Counsel

Date: September 11, 2008